UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                _________________
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No.        )<F1>


                         WATERHOUSE INVESTOR SERVICES, INC.
                                  (Name of Issuer)

                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of class of securities)

                                    941547 10 1
                                   (CUSIP number)

                             I. Alexander Norton, Esq.
                    Vice President and Assistant General Counsel
                             The Toronto-Dominion Bank
                                     P.O. Box 1
                              Toronto-Dominion Centre
                          King Street West and Bay Street
                             Toronto, Ontario  M5K 1A2
                                       Canada
                                   (416) 944-5737
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  with a copy to:
                                 Lee Meyerson, Esq.
                             Simpson Thacher & Bartlett
                                425 Lexington Avenue
                           New York, New York 10017-3954
                                   (212) 455-2000

                                   April 9, 1996
              (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  SCHEDULE 13D
CUSIP No. 941547 10 1                                      Page 2 of 14 Pages

  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Toronto-Dominion Bank
           I.R.S. Identification No. 13-5640479
      _________________________________________________________________________

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/
                                                                       (b) /_/
      _________________________________________________________________________

  3   SEC USE ONLY
      _________________________________________________________________________

  4   SOURCE OF FUNDS*
             WC
      _________________________________________________________________________

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS
      2(d) or 2(e)                                                        /X/
      _________________________________________________________________________

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
      _________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       7   SOLE VOTING POWER

                810,000
       ________________________________________________________________________

       8    SHARED VOTING POWER

                0
       ________________________________________________________________________

       9    SOLE DISPOSITIVE POWER

                810,000
       ________________________________________________________________________

      10    SHARED DISPOSITIVE POWER

                0
       ________________________________________________________________________

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           810,000
       ________________________________________________________________________

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              /_/
       ________________________________________________________________________

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.9%
       ________________________________________________________________________

 14   TYPE OF REPORTING PERSON*

           BK
       ________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 3 of 14 Pages

          Item 1.  Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share ("Company Common Stock"), of Waterhouse Investor Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Wall Street, New York, New York 10005.

          Item 2.  Identity and Background.

          (a)-(c), (f) This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank ("TD"). The principal business of TD is to offer a wide range of financial services to individuals, corporate and commercial enterprises, financial institutions and governments throughout Canada. TD offers a broad range of credit and non-credit services to corporations, financial institutions and governments in the United States and conducts treasury and wholesale corporate operations in the world's major financial centers outside North America. The address of TD's principal business and executive offices is: P.O. Box 1, Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario M5K 1A2, Canada.

          The name, business address, citizenship and present principal occupation or employment of each director and executive officer of TD and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated herein by reference.

          (d), (e) Except as set forth in Schedule I hereto, during the last five years, neither TD nor, to the best of TD's knowledge, any of its executive officers or directors named in Schedule I hereto has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration.

          The aggregate purchase price for the 560,000 shares of Company Common Stock purchased by TD through the date of this Statement, as described in Item 5, was U.S.$12,988,163. All of funds were provided from TD's working capital. In addition, as more fully described in Items 4 and 6, in connection with the execution and delivery of the Merger Agreement (as defined in Item 4) the Company issued to TD, for no additional consideration, a warrant (the "Warrant") to purchase up to 250,000 shares of Company Common Stock at a price of U.S.$.01 per share. The Warrant is exercisable only upon the occurrence of certain events, none of which has occurred as of the date of this Statement.
If the Warrant were to become exercisable and TD were to exercise the Warrant in full, the aggregate exercise price would be U.S.$2,500. TD currently anticipates that the funds to pay such exercise price would be provided from TD's working capital.

          Item 4.  Purpose of Transaction.

          TD, TD/Oak, Inc., a Delaware corporation and wholly-owned subsidiary of TD ("TD/Oak"), and the Company have entered into an Agreement and Plan of

                                                           Page 4 of 14 Pages

Merger, dated April 9, 1996 (the "Merger Agreement"), which provides for the merger of the Company into TD/Oak (the "Merger"). The Merger Agreement is filed as an Exhibit to this Statement and is incorporated herein by reference. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

          The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), the Company will be merged with and into TD/Oak, with TD/Oak being the surviving corporation of the Merger and continuing under the name Waterhouse Investor Services, Inc. (after the Effective Time, referred to herein as the "Surviving Corporation"). The directors of TD/Oak and the officers of the Company in office immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation after the Effective Time, until their respective successors are duly elected or appointed, as the case may be, and qualified. The certificate of incorporation and by-laws of TD/Oak, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and by-laws of the Surviving Corporation after the Effective Time until amended in accordance with applicable law.

           As a result of the Merger, each issued and outstanding share of Company Common Stock (other than shares held by persons who exercise dissenters' rights under Delaware law and shares held by TD, the Company or their respective subsidiaries, which, subject to certain exceptions, will be cancelled) will be converted into the following: (i) for each such share of Company Common Stock with respect to which an election to receive fully paid and nonassessable Common Shares, without par value, of TD ("TD Common Shares") has been effectively made and not revoked, properly withdrawn or lost ("Electing Shares"), the right to receive that number of TD Common Shares with a market value equal to U.S.$38.00 (based on the average of the daily weighted average price of TD Common Shares on the Toronto Stock Exchange for the fifteen consecutive business days ending at the close of business on the tenth business day prior to the closing date of the Merger, converted into U.S. dollars on a daily basis based on the spot exchange rate as published in The Wall Street Journal, Eastern Edition) (the "Exchange Ratio"), provided that the Exchange Ratio shall not be less than 1.81790 or greater than 2.45952, and (ii) for each such share of Company Common Stock other than Electing Shares, shares held by dissenting stockholders and shares to be cancelled in accordance with the Merger Agreement, the right to receive U.S.$38.00 in cash; provided that (x) no more than 65% of the shares of Company Common Stock outstanding immediately prior to the Effective Time will be converted into TD Common Shares and no more than 35% will be converted into cash, with proration in the event that elections exceed either such percentage, and (y) cash will be paid in lieu of the issuance of fractional TD Common Shares.

          The obligations of the parties to consummate the Merger are subject to certain conditions, including receipt of necessary approvals by Canadian and American regulatory authorities, as well as approval of the Merger by the Company's stockholders.

          Concurrently with and as a condition to the execution and delivery of the Merger Agreement, the Company entered into a warrant agreement with TD (the "Warrant Agreement") pursuant to which the Company granted the Warrant to TD. The Warrant will not become exercisable unless the Merger Agreement is

                                                           Page 5 of 14 Pages

terminated in accordance with its terms upon the occurrence of certain events described in Section 6.3(a) of the Merger Agreement.

          The Warrant Agreement also provides that, at the request of TD at any time commencing upon the occurrence of a Payment Event (as such term is defined in the Merger Agreement) and ending 18 months immediately thereafter, or at the election of the Company at any time after the Warrant becomes exercisable, the Company shall repurchase from TD and TD shall sell to the Company (i) the Warrant and (ii) all shares of Company Common Stock purchased by TD upon exercise of the Warrant with respect to which TD then has beneficial ownership. In addition to the repurchase rights mentioned above, TD, at any time commencing 90 days after the occurrence of a Purchase Event (as such term is defined in the Warrant Agreement), shall have the right to require the Company to register under the Securities Act of 1933 the shares of Company Common Stock then issuable upon exercise of the Warrant, unless the Company elects to repurchase such portion of the Warrant as is exercisable for shares of Company Common Stock with an aggregate Applicable Price (as such term defined in the Warrant Agreement) equal to $3 million, in which case the Company may defer the exercise of TD's registration rights with respect to the remaining shares of Company Common Stock issuable upon exercise of the Warrant until such date not more than 9 months after the date of the Payment Event as the Company shall determine.

          The Warrant Agreement is filed as an Exhibit to this Statement and is incorporated herein by reference. The description of the Warrant Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Warrant Agreement.

          Except as set forth in this Item 4, neither TD nor, to the best of TD's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.  Interest in Securities of the Issuer.

          (a), (b) As of the date of this Statement, TD beneficially owns 560,000 shares of Company Common Stock, representing approximately 4.9% of the shares of Company Common Stock currently outstanding, which TD has previously acquired through open market purchases. TD has sole power to vote and to direct the disposition of such shares of Company Common Stock.

          In addition, if the Warrant were to become exercisable TD would have the right to purchase (subject to receipt of any necessary Canadian and U.S. regulatory approvals) up to 250,000 additional shares of Company Common Stock, which would represent approximately 2.1% of the Company Common Stock outstanding after giving effect to such exercise. If TD were to exercise the Warrant it would have sole power to vote and to direct the disposition of the shares of Company Common Stock received upon such exercise, subject to the provisions of the Warrant Agreement described in Item 6. Because the Warrant will not be exercisable unless and until the Merger Agreement is terminated upon the occurrence of certain specified events, TD disclaims beneficial ownership of any shares of Company Common Stock issuable upon exercise of the Warrant.

          To the best of TD's knowledge, none of the individuals named in
Schedule I hereto beneficially owns any shares of Company Common Stock.

                                                           Page 6 of 14 Pages

          (c) During the past 60 days, TD has effected the following transactions in shares of Company Common Stock. All of these transactions consisted of purchases of Company Common Stock in brokerage transactions on the New York Stock Exchange:

                      No. of      Purchase
                      Shares      Price Per
           Date      Purchased      Share
         _________ ____________  __________
          9-Feb-96    50,000       $23.96
         12-Feb-96    13,900       $24.96
         13-Feb-96     1,500       $25.10
         14-Feb 96    34,600       $24.73
         15-Feb-96    24,000       $25.10
         15-Feb-96    35,000       $24.72
         16-Feb-96    12,900       $24.85
         16-Feb-96     1,000       $24.48
         20-Feb-96     5,000       $24.35
         21-Feb-96    14,600       $24.59
          5-Mar-96    15,000       $23.64
          6-Mar-96    25,000       $23.90
          6-Mar-96    15,000       $23.61
          7-Mar-96    20,800       $23.82
         11-Mar-96    36,500       $22.13
         12-Mar-96     5,200       $22.23


               Except as set forth above, neither TD nor, to the best of TD's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in shares of Company Common Stock for its or their own account during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Reference is made to Items 3 and 4 above for a description of certain provisions of the Merger Agreement and the Warrant Agreement.

          The Warrant Agreement also provides that, in the event the stockholders of the Company are asked to consider and vote on a Transaction Proposal or a Business Combination (as such terms are defined in the Merger Agreement) within the 13-month period commencing on the date of termination of the Merger Agreement, TD shall vote all shares of Company Common Stock acquired pursuant to the Warrant with respect to which TD then has beneficial ownership proportionately with all other outstanding shares of Company Common Stock (other than shares of Company Common Stock held by affiliates of the Company).

          Concurrently with and as a condition to the execution and delivery of the Merger Agreement, TD and certain stockholders of the Company (each a "Stockholder"), entered into a voting agreement (the "Voting Agreement")

                                                           Page 7 of 14 Pages

whereby each Stockholder, solely in his or her capacity as a Stockholder, has severally agreed that, among other things, during the time the Voting Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, such Stockholder shall vote (or cause to be voted) the shares of Company Common Stock held of record and beneficially owned by such Stockholder and the shares of Company Common Stock beneficially owned by such Stockholder and held in the ESOP (as that term is defined in the Merger Agreement) and allocated to such Stockholder (together with any shares of Company Common
Stock acquired by such Stockholder in any such capacities after the date of the Voting Agreement and prior to the termination thereof, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, the "Shares") (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof; and (ii) against (a) any other Business Combination, or (b) any other action which, as its primary purpose, is intended to impede, delay, postpone, or prevent the approval and adoption of the Merger Agreement by the stockholders of the Company or the consummation of the transactions contemplated thereby or has, as its primary purpose, the consummation of any other Business Combination. Each Stockholder has also agreed, upon TD's request, to furnish TD a proxy in form and substance reasonably satisfactory to TD to effectuate the foregoing. As of April 15, 1996, the Stockholders have reported that they beneficially own an aggregate of 2,372,034 shares of Company Common Stock (representing approximately 20.7% of the outstanding shares of Company Common Stock) which are subject to the Voting Agreement.

          Pursuant to the Voting Agreement, each Stockholder has also agreed not to, directly or indirectly: (i) except pursuant to the terms of the Merger Agreement and the Voting Agreement, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, any or all of such Stockholder's Shares or any interest therein, unless the transferee or pledgee of such Shares agrees in writing to be bound by all of the provisions of the Voting Agreement with respect to such Shares; (ii) except as contemplated by the Voting Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; (iii) take any action that would make any representation or warranty of such Stockholder contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Voting Agreement; or (iv) solicit or take action to facilitate the making of a Transaction Proposal by a third party.

          The Voting Agreement shall terminate on the first to occur of (i) the Effective Time and (ii) the date upon which the Merger Agreement is terminated in accordance with its terms. The Voting Agreement is filed as an Exhibit to this Statement and is incorporated herein by reference. The description of the Voting Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Voting Agreement.

          Except as provided in the Merger Agreement, the Warrant Agreement and the Voting Agreement, or as set forth herein, neither TD nor, to the best of TD's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                                                           Page 8 of 14 Pages

          Item 7.  Material to be Filed as Exhibits.

          The following exhibits are filed herewith:

          2.1 Agreement and Plan of Merger, dated April 9, 1996, among TD, TD/Oak and the Company.

          2.2 Warrant Agreement, dated as of April 9, 1996, by and between the Company and TD.

          2.3 Voting Agreement, dated as of April 9, 1996, by and among TD, Lawrence M. Waterhouse, Jr., Lawrence M. Waterhouse, III, Patrick R. Waterhouse, Kevin C. Waterhouse, Christine A. Waterhouse and Jennifer A. Waterhouse.

          99.1 Press Release of TD, issued April 10, 1996.

                                                           Page 9 of 14 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


THE TORONTO-DOMINION BANK


By:   /s/ I. Alexander Norton
- --------------------------
Name:     I. Alexander Norton
Title:    Vice President and Assistant General Counsel


Dated:  April 19, 1996

                                                           Page 10 of 14 Pages

                                   SCHEDULE I

            INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS OF
                            THE TORONTO-DOMINION BANK

          The following is a list of the directors and executive officers of The Toronto-Dominion Bank ("TD") as of the date of this Schedule 13D. Unless otherwise indicated, each of the directors and executive officers is a citizen of Canada. Unless otherwise indicated, the business address for each of the executive officers is: The Toronto-Dominion Bank, P.O. Box 1, Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario M5K 1A2, Canada. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with TD.

                           Present Principal Occupation or
Name                       Employment and Address
- ----                       ----------------------------------

DIRECTORS


M. Norman Anderson <F2>   President
                           Norman Anderson & Associates Ltd.
                           502 - 455 Granville Street
                           Vancouver, B.C.
                           V6C 1V2

A. Charles Baillie         President
                           The Toronto-Dominion Bank
                           Toronto-Dominion Centre
                           P.O. Box 1
                           Toronto, Ontario
                           M5K 1A2

Philippe de Gaspe          Chairman of the Board
Beaubien                   Telemedia Inc.
                           1010 Sherbrooke Street West
                           Suite 1610
                           Montreal, Quebec
                           H3A 2R7

G. Montegu Black           Chairman and President
                           Txibanguan Limited
                           1969 Leslie Street
                           North York, Ontario
                           M3B 2M3

Andre Chagnon              Chairman of the Board
                           and Chief Executive Officer
                           Le Groupe Videotron Ltee
                           300 Viger Avenue East
                           Montreal, Quebec
                           H2X 3W4

Marshall A. Cohen          President and Chief Executive
                           Officer
                           The Molson Companies Limited
                           Scotia Plaza
                           40 King Street West, Suite 3600
                           Toronto, Ontario
                           M5H 3Z5

<F2> M. Norman Anderson is also a U.S. citizen.
                                                           Page 11 of 14 Pages

Dr. Gail Cook-Bennett      Vice Chair
                           Bennecon Ltd.
                           Management Consultants
                           P.O. Box 59
                           Toronto-Dominion Centre
                           Toronto, Ontario
                           M5K 1E7

Dr. Wendy K. Dobson        Professor and Director
                           Centre for International Business
                           Faculty of Management
                           University of Toronto
                           Joseph L. Rotman Centre for
                           Management
                           105 St. George Street
                           Toronto, Ontario
                           M5S 3E6

Dr. Marsha P. Hanen        President and Vice Chancellor
                           The University of Winnipeg
                           515 Portage Avenue
                           Winnipeg, Manitoba
                           R3B 2E9

The Honorable E. Leo       Member, Senate of Canada
Kolber                     c/o Claridge Inc.
                           1170 Peel Street
                           Montreal, Quebec
                           H3B 4P2

Brian F. MacNeill          President & Chief Executive
                           Officer
                           IPL Energy Inc.
                           Suite 2900 Canada Trust Tower
                           421-7th Avenue SW
                           Calgary, Alberta
                           T2P 4K9

James A. Pattison          Chairman, President and
                            Chief Executive Officer
                           The Jim Pattison Group
                           1055 West Hastings Street
                           Suite 1600
                           Vancouver, B.C.
                           V6E 2H2

Roger Phillips             President and Chief Executive
                           Officer
                           IPSCO Inc.
                           P.O. Box 1670
                           Armour Road
                           Regina, Saskatchewan
                           S4P 3C7

Dr. Robert J. Richardson   Company Director
                           215 Ross Drive
                           R.R. #3
                           North Bay, Ontario
                           P1B 8G4

                                                           Page 12 of 14 Pages

Edward S. Rogers           President & Chief Executive
                           Officer
                           Rogers Communications Inc.
                           P.O. Box 1007, Scotia Plaza
                           40 King Street West, Suite 6400
                           Toronto, Ontario
                           M5H 3Y2

William L. Sauder          Chairman & Chief Executive Officer
                           Sauder Industries Limited
                           P.O. Box 49100
                           3500 - Four Bentall Centre
                           Vancouver, B.C.
                           V7X 1H3

Donald R. Sobey<F3>        Chairman
                           Empire Company Limited
                           115 King Street
                           Stellarton, N.S.
                           B0K 1S0

Dr. Michael D. Sopko       Chairman & Chief Executive Officer
                           Inco Limited
                           145 King Street West
                           Suite 1500
                           Toronto, Ontario
                           M5H 4B7

John M. Thompson           Senior Vice President & Group
                           Executive
                           IBM Corporation
                           P.O. Box 100, Route 100
                           Somers, N.Y. 10589

Richard M. Thomson         Chairman & Chief Executive Officer
                           The Toronto-Dominion Bank
                           P.O. Box 1
                           Toronto-Dominion Centre
                           Toronto, Ontario
                           M5K 1A2

George W. Watson           President & Chief Executive
                           Officer
                           TransCanada PipeLines Limited
                           TransCanada PipeLines Tower
                           111-Fifth Avenue S.W.
                           P.O. Box 1000, Station M
                           Calgary, Alberta
                           T2P 4K5

Adam H. Zimmerman, F.C.A.  Company Director
                           Suite 500
                           One Toronto Street
                           Toronto, Ontario
                           M5C 2W4

<F3> On August 2, 1991, Donald R. Sobey, a director of TD, pled guilty to the offence of sexually assaulting an adult male and was fined C$750 in connection therewith.
                                                           Page 13 of 14 Pages

EXECUTIVE OFFICERS


G.F. Kym Anthony           Executive Vice President

William T. Brock           Vice Chairman

L. Arthur English          Executive Vice President

Kenneth B. Foxcroft        Executive Vice President

J. Duncan Gibson           Executive Vice President

W. Keith Gray              Executive Vice President

J. Urban Joseph            Vice Chairman

Robert P. Kelly            Vice Chairman

Stephen D. McDonald        Executive Vice President

Sydney R. McMorran         Vice Chairman

                                                           Page 14 of 14 Pages

                            THE TORONTO-DOMINION BANK
                                  SCHEDULE 13D
                                  EXHIBIT INDEX

  Exhibit
    No.                        Description
  -------                      -----------


    2.1      Agreement and Plan of Merger, dated April
             9, 1996, among The Toronto-Dominion Bank ("TD"),
             TD/Oak, Inc. and Waterhouse Investor Services,
             Inc. ("Waterhouse").

    2.2 Warrant Agreement, dated as of April 9, 1996, by and between Waterhouse and TD.

    2.3 Voting Agreement, dated as of April 9, 1996, by and among TD, Lawrence M. Waterhouse, Jr.,
             Lawrence M. Waterhouse, III, Patrick R.
             Waterhouse, Kevin C. Waterhouse, Christine A.
             Waterhouse and Jennifer A. Waterhouse.

   99.1      Press Release of TD, issued April 10, 1996.